UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Appointment of CEO and PDMR Notification dated 27 November 2023

Press Release

27 November 2023

Argo Blockchain plc

("Argo" or "the Company")

Appointment of Chief Executive Officer and PDMR Notification

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has appointed Thomas Chippas as Chief Executive Officer and Director with immediate effect.

Thomas Chippas, most recently the Chief Executive Officer of CBOE Digital and a former member of its Board of Directors, is a New York-based executive with significant experience in digital assets, technology and financial services. He has previously held the positions of Chief Executive Officer of Citadel Technology LLC, Chief Operating Officer of Axoni and Managing Director of Citigroup, Barclays and Deutsche Bank. He also serves as a director of TS Imagine.

Argo's chairman, Matthew Shaw said, "We are excited to welcome Tom to the Argo team. Tom is a proven technology and financial leader who will work with the Argo leadership team to drive operational excellence and stakeholder value." Mr. Shaw continued, "This appointment comes at a transformational time and Argo will be well served by Tom's ability to take advantage of the opportunities that lie ahead."

Thomas Chippas said, "I am honored and excited to join Argo. The pace of innovation in the Bitcoin mining industry continues to increase as miners seek ever greater efficiency and capacity in preparation for the Bitcoin halving and beyond. Together with the Argo team, I look forward to pursuing the opportunities ahead."

In connection with the appointment, the Company has awarded 2,850,000 performance share units relating to the Company's American Depositary Shares ("PSUs") to Thomas Chippas. In accordance with the Company's remuneration policy, which applies to the Company's CEO, the PSUs contain performance conditions relevant to Mr. Chippas' role. The PSUs vest over a three-year period, with first vesting occurring twelve months from the date of grant (at which point up to one-third vest), the second vesting occurring 24 months from the date of grant (at which point up to a further third vest) and the third vesting occurring 36 months from date of grant (at which point up to the final third vest), subject to the continued employment of Mr. Chippas and satisfaction of the performance conditions. If the performance conditions are not satisfied at particular vesting dates, but are subsequently satisfied, the relevant fraction of PSUs will vest.

The Board of Directors of the Company intends to grant further PSUs to Mr. Chippas on the first and second anniversary of his appointment subject to the limitations imposed by Argo's shareholder-approved remuneration policy and its authority to allot and issue new securities.

This announcement contains inside information.

PDMR notification

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Thomas Chippas
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	PSUs in respect of American Depositary Shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Grant of PSUs in respect of American Depositary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		PSUs - N/A	2,850,000ADS
d)	Aggregated information: Aggregated volume Price	N/A
e)	Date of the transaction	27 November 2023
f)	Place of the Transaction	Not on a trading venue

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Helen Humphrey	argoblock@tancredigroup.com

Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 November, 2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer